Buenos Aires, June 5th, 2025

BOLSAS Y MERCADOS ARGENTINOS S.A.

COMISIÓN NACIONAL DE VALORES

Ref.: Relevant fact. Extension of transition period of the Hidroeléctrica Diamante S.A. concession.

Dear Sirs,

I am writing to you as Head of Market Relations of Pampa Energía S.A. in relation to the relevant facts published on June 4th, June 11th, October 22nd, 2024 and January 7th, 2025 to inform you that the Secretary of Energy has issued Resolution No. 240/2025 extending the transition period of Hidroeléctrica Diamante S.A. concession until October 19th, 2025.

Sincerely,

_____________________________

María Agustina Montes

Head of Market Relations